

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 20, 2010

J.F. Hughes
Chief Executive Officer
TSR, Inc.
400 Oser Avenue
Hauppauge, NY 11788

      Re: TSR, Inc.
              Preliminary Revised Proxy Statement on Schedule 14A
              Filed September 14, 2010
              File No. 000-08656

Dear Mr. Hughes:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Maryse Mills-Apenteng
                            Special Counsel